

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2014

Via E-mail
Vincent Tianquan Mo, Executive Chairman
SouFun Holdings Limited
F9M, Building 5, Zone E, Hanwei International Plaza
Fengmao South Road
Fengtai District, Beijing 100070
The People's Republic of China

>   **Re: SouFun Holdings Limited**
>   **Form 20-F for the Fiscal Year Ended December 31, 2012**
>   **Filed April 3, 2013**
>   **Form 20-F for the Fiscal Year Ended December 31, 2013**
>   **Filed April 30, 2014**
>   **File No. 001-34862**

Dear Mr. Mo:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief